

HINDALCO

ADITYA BIRLA GROUP

03 NOV -3 AM 7:21

82-3428

Ref: AJJ:PVK:673:2003 Date:-15th October, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.


03037090

Attn:- International Corporate Finance

SUPPL

Dear Sir,

This is now to notify you under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Thursday, the 23rd October, 2003**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Second Quarter and Half year ended on 30th September, 2003.

The earlier notice in this regard may kindly be ignored.

for Hindalco Industries Limited



ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary


PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com

(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7001 • E-mail : share@hindalco.com)

Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107